CERTIFICATE OF DESIGNATION

FOR

SERIES A NON-CUMULATIVE PERPETUAL PREFERRED STOCK

1st United Bancorp, Inc., a Florida corporation, does hereby amend its Restated Articles of Incorporation by filing the following amendment to its Restated Articles of Incorporation, pursuant to Section 607.0602 of the Florida Statutes.

The Board of Directors of the corporation authorizes and designates the relative rights and preferences of 750,000 shares (the “Shares”) of Preferred Stock as Series A Non-Cumulative Perpetual Preferred Stock, no par value, of the corporation as follows:

(1)

Initial Dividend Rate – The initial dividend rate is 7.65% per annum of the purchase price per Share (i.e., $10.00 per Share) (computed on the basis of a 365-day year, actual days elapsed) non-cumulative. This initial dividend rate will be in effect from the Closing (as hereinafter defined) until the earlier of (i) the third year anniversary of the Closing (“Third Anniversary”) or (ii) the redemption of the Shares, (the “Initial Dividend Period”). The “Closing” shall mean the date the Shares are sold.

(2)

Dividend Rate Adjustment – Upon the expiration of the Initial Dividend Period, the dividend rate will reset to a fluctuating rate on each anniversary of the Closing on or after the Third Anniversary (the “Reset Date”) equal to the UST Rate (as hereinafter defined) plus 615 basis points. The “UST Rate” is calculated as the rate of interest, as of the Reset Date, equal to the weekly average yield on U.S. Treasury Securities, adjusted to a constant maturity of one year as published from time to time and made available in Federal Reserve Board Statistical Release H.15 (519) or, if such source is not available, such alternate source as determined by the corporation.

(3)

Dividend Payments – Dividend payments will be paid quarterly only if, and only to the extent that, (i) neither the corporation nor 1st United Bank is restricted from paying the dividend payments by regulation or order of the Federal Reserve or the State of Florida; and (ii) the dividend payments do not cause the corporation’s or 1st United Bank’s capital to not meet the definition of “well capitalized” or “adequately capitalized” under the regulatory framework for prompt corrective action.

(4)

Tax Treatment – It is the intent of the corporation that the dividend payments receive qualified dividend tax treatment at a federal income tax rate of 15%. In the event that the federal income tax laws change such that the dividend payments are taxed at a federal income tax rate other than 15%, the dividend rate will be adjusted to a rate that provides the same effective after tax yield as if the dividend payment was taxed at 15%.

(5)

Liquidation Preference – In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the corporation, the holder of each Share shall be paid out of the assets of the corporation available for distribution to its shareholders an amount equal to the per share purchase price of the Shares, plus declared and unpaid dividends, before any payments or distribution of the assets of the corporation shall be made to the holders of the shares of any other class or series of stock of the corporation.
(6)	Voting Rights – The Shares will not have any voting rights.
(7)

Redemption – The Shares are perpetual with no mandatory redemption requirement. The corporation may, at its option, redeem the Shares at any time and from time to time. If the corporation exercises its redemption right, then the holder of each Share will be paid an amount equal to the per share purchase price of the Shares, plus declared and unpaid dividends.

(8)

Common Stock Dividends – It is expressly understood and agreed that, the issuance of the Shares does not place any restrictions whatsoever on the corporation to (i) declare or pay a dividend or other distribution, whether in cash or other property, to the holders of Common Stock or (ii) redeem, purchase or otherwise acquire shares of Common Stock.